SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

February 25, 2015

VIA E-MAIL AND EDGAR

Ms. Mary A. Cole

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation Registration Statement on Form N-2 filed on November 25, 2014 (File Nos. 333-200595; 814-00924)

Dear Mses. Cole and Stout:

On behalf of Sierra Income Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on December 23, 2014, regarding the Company’s Registration Statement on Form N-2, as filed on November 25, 2014 (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s response.

PROSPECTUS

1.	Comment: Borrowings—In this section there is a reference to a total return swap entered into by Arbor Funding LLC (“Arbor”), a finance subsidiary of the Company’s. In your response, please confirm that the TRS activity of Arbor does not affect the calculation of the incentive fees earned by the Company’s investment adviser. In addition, in your response please explain whether the referenced loans underpinning the TRS are all included in the portfolio of the financial institution issuing any total return swap that is or may be entered into by Arbor or the Company.

Response: The Company confirms that the above-referenced total return swap (“TRS”) activity does not affect the calculation of the incentive fees earned by SIC Advisors LLC (“SIC Advisors”), the Company’s investment adviser. In addition, the Company advises the Staff on a supplemental basis that the referenced loans underpinning the TRS are all included in the portfolio of Citibank, N.A., which issues the loans under any TRS that is or may be entered into by Arbor.

Mary A. Cole

Sheila Stout

Division of Investment Management

February 25, 2015

2.	Comment: In your response, please confirm that any periodic issuer tender offers will be made in reliance on either rule 23c-3 under the Investment Company Act of 1940 or rule 13e-4 under the Securities Exchange Act of 1934.

Response: The Company advises the Staff on a supplemental basis that it intends to conduct quarterly share repurchases in compliance with Rule 13e-4 of the Securities Exchange Act of 1934 on a going forward basis. Furthermore, the Company refers the Staff to the Schedule TO filed with the SEC on November 21, 2014, in connection with the repurchase of shares of its common stock relating to the period ended September 30, 2014, as well as Amendment No. 1 to the Schedule TO file on January 14, 2015, which reported the number of shares validly tendered.

ACCOUNTING COMMENTS

3.	Comment: In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

Response: The Company confirms that, based upon its analysis of Generally Accepted Accounting Principles (“GAAP”) and applicable provisions of Regulation S-X, all of its wholly owned and all of its substantially wholly owned subsidiaries are consolidated with the financial statements of the Company. Based upon that analysis, the Company’s wholly-owned subsidiaries as of the date of hereof are Alpine Funding LLC, Arbor Funding LLC, SIC AAR, LLC and SIC RT1 LLC.

4.	Comment: The presentation of the interest rate on page 3 of the prospectus differs from the presentation throughout the registration statement and the financial statements. Ensure consistency throughout the document with respect to the interest rate disclosures.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Comment: The Fees and Expenses table assumes that the Company will sell $1 billion worth of common stock in the next 12 months. For the nine months ended September 30, 2014, the Company had sales of $268,000,000. Please update the fees and expenses table to be more in line with the actual sales for the last nine months ended or include supplementally a discussion in correspondence regarding the appropriateness of assuming $1 billion will be raised over the next 12 months.

Mary A. Cole

Sheila Stout

Division of Investment Management

February 25, 2015

Response: The Company has updated the fees and expenses table to reflect its best faith estimate of the Company’s projected sales over the next 12 months, which estimates are based on the most recently available sales data.

6.	Comment: Footnote 3 to the Fees and Expenses table discusses the calculation of the Organization and Offering Costs and identifies the responsible party for paying these expenses. The footnote also states that the adviser will be reimbursed at a rate of 1.25% until the earlier of the end of the offering period or such time that the adviser has been paid in full. Please confirm in your response that the recoupment of these expenses is limited to a three year period from the payment of the expenses by the adviser. Include in the financial statements a recoupment schedule for these expenses paid by the adviser that remain subject to recoupment. In addition, since the Company has exceeded the $300 million threshold and is now responsible for paying for all of its organization and offering costs as well as for reimbursing prior expenses paid by the adviser, has the Company assessed the need to book a liability for the remaining organization and offering costs incurred?

Response: The Company confirms that recoupment of the above-referenced expenses is limited to a three-year period from the payment of such expenses by SIC Advisors. As of February 23, 2015, SIC Advisors has been fully reimbursed for all organization and offering (“O&O”) costs it has incurred. In addition, the Company confirms that it has booked a liability for its ongoing offering costs in light of the fact that it has exceeded the $300 million threshold and is currently paying for its own O&O costs.

7.	Comment: In the Fees and Expenses table the incentive fees are presented as 0.00%. Please discuss why there is no balance when the Company has incurred incentive fees.

Response: The Company advises the Staff on a supplemental basis that as of the date hereof it has not paid any incentive fees to SIC Advisors. Under GAAP, the Company calculates capital gains incentive fees as if the Company had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. GAAP requires that the capital gains incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the Company’s Investment Advisory Agreement with SIC Advisors. Accordingly, the Company accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable. Moreover, based on the Company’s current projections, it does not expect that such incentive fees will become payable in the next 12 months.

8.	Comment: Footnote 8 to the Fees and Expenses table states that the ratio presented assumes the Company borrows an amount equal to 18.1% of estimated future net assets.

Mary A. Cole

Sheila Stout

Division of Investment Management

February 25, 2015

The current borrowing to net assets ratio is much higher. Please explain in your response how the Company determined the 18.1% assumption and if that is reasonable based on the current balances as of September 30, 2014.

Response: The Company advises the Staff on a supplemental basis that the 18.1% assumption reflected the on-balance sheet borrowings through its revolving credit facilities with ING Capital and JPMorgan Chase Bank credit facilities (collectively, the “Credit Facilities”). The Company has revised the footnote to update the figures in Footnote 8 to reflect the outstanding borrowings under the Credit Facilities as of December 31, 2014, as a percentage of its projected net assets for the following 12 months. The Company hereby undertakes to update the Fees and Expenses table if its actual borrowings under the Credit Facilities exceed the estimated percentage of NAV reflected in the as filed Fees and Expenses table.

9.	Comment: The Expense Example presented below the Fees and Expenses table assumes a 5% return from realized capital gains. Does this line also include the 20% incentive fee that would be incurred if the 5% annual return was generated entirely from capital gains?

Response: The Company advises the Staff on a supplemental basis that the figures in the above-referenced Example have been revised to reflect the 20% incentive fee that would be owed on realized capital gains.

10.	Comment: Page 64 of the prospectus states that the Company is targeting an offering expense ratio of 1.25% over the course of the offering period for the offering of shares of common stock pursuant to the prospectus. Please explain why the Fees and Expense table reflects offering expenses of .53%.

Response: The Company advises the Staff on a supplemental basis that the 1.25% figure referred to above represents the maximum expense ratio that can be incurred as a percentage of capital raised. The disclosure referred to in the Staff’s comment was intended to reflect the Company’s intention to target an offering expense ratio of 1.25% during the time that it has to both incur ongoing O&O costs and reimburse SIC Advisors for O&O costs that it previously incurred on the Company’s behalf. The Company notes that its total O&O costs reimbursed to affiliates over the course of fiscal year 2014 resulted in a total offering expense ratio of less than 1.25% despite the fact that the Company was both incurring O&O costs on a real time basis and reimbursing previously incurred O&O costs. Based on actual O&O costs incurred by the Company to date, and its projection of O&O expenses when factoring in the scale of its operations and other factors, the Company expects O&O costs to be 0.53% of its average net assets, as reflected in the Fees and Expenses table.

Mary A. Cole

Sheila Stout

Division of Investment Management

February 25, 2015

11.	Comment: For purposes of determining compliance with the asset coverage provisions of the 1940 Act, the Company stated in a previous correspondence filed on 4/29/14 that the total return swap is treated as if it were consolidated by the Company. The outstanding notional amount of the TRS less the initial amount of cash collateral required to be posted by Arbor under the TRS is treated as a senior security. Please explain why this balance has not been included in the senior securities table on page 71 of the prospectus.

Response: The Company has revised the senior securities table to include disclosure relating to the TRS in accordance with the Staff’s comment.

12.	Comment: According to disclosures in the prospectus, the adviser is being reimbursed for previous organization and offering costs paid on behalf of the Company. The organization and offering costs are covered under the terms of the expense support agreement. In order for the adviser to recoup expenses that were waived under the agreement, the operating expense ratio had to be the same or lower than at the time the waiver was made and the annualized distribution rate had to be the same or higher than at the time the expenses were waived. The annualized rate has decreased since the quarter ended June 30, 2013; however it appears that the Company is reimbursing the adviser. Please explain in your response why the adviser is able to recoup these expenses.

Response: The Company advises the Staff on a supplemental basis that the reimbursements described in the Staff’s comment refer to two separate and distinguishable costs, reimbursements of which are subject to different terms and condition. First, as described more fully in the response to Comment 10 above, the Company has agreed to reimburse SIC Advisors for O&O expenses incurred by SIC Advisors on behalf of the Company in an amount equal to 1.25% of the gross proceeds raised by the Company. Second, under the Expense Support Agreement, SIC Advisors has agreed to reimburse the Company for operating expenses in an amount equal to the difference between the Company’s distributions paid to stockholders in each month, less the sum of the Company’s net investment income, net realized capital gains and dividends paid to the Company from its portfolio companies during such period. The Staff’s comment relates the reimbursement of expenses incurred under the Expense Support Agreement. The distribution rate in effect during July, August, and September of 2014 was 7.77%. During July and August, expense support payments from SIC Advisors totaled approximately $1.7 million. During September 2014, there was surplus income representing approximately $760,000. This surplus income was booked as a liability due to SIC Advisors as a reimbursement of expense support payments received. The ability to make reimbursements based on the excess income is dependent on the operating expense threshold not exceeding what it was at the time the original expense support payment from SIC Advisors was made and the annualized distribution rate being equal to or greater than the annualized rate in effect at the time the expense support payment from SIC Advisors was made. Because July and August 2013 had an annualized

Mary A. Cole

Sheila Stout

Division of Investment Management

February 25, 2015

distribution rate of 7.77% in effect at the time, and because there was excess income in September 2014, when the distribution rate in effect was 7.77%, the July and August 2013 expense support payment made by SIC Advisors to the Company met the distribution rate requirement. In addition, the operating expense ratio in effect during September 2014 allowed for there to be $123,025 of reimbursements made before meeting the operating expense ratio that was in effect during July and August 2013.

13.	Comment: In the Investment Income Section of the prospectus, there is disclosure stating that for the nine months ended September 30, 2014, of the $23,464,689 of total investment income, $5,274,782 was attributable to “other income.” The notes to the financial statements should provide a breakdown of what is included in fee income, e.g. structuring fees. The disclosure will help a shareholder further understand the income stream and identify the recurring income payment streams from those that represent a non-recurring stream.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

14.	Comment: To the extent that the “Cash and Cash Equivalents” line in the balance sheet includes any money market funds or short term investments, those investments should be identified in the Schedule of Investments.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

15.	Comment: To the extent that the interest rate for any of the loans included in the Schedule of Investments includes any PIK, those amounts should be separated from any cash interest they will receive.

Response: The Company advises the Staff on a supplemental basis that it currently identifies each component of interest it receives on its investments separately and will continue to do so on a going forward basis.

This is currently how we are disclosing interest rates. If there is a proposed change to our current presentation, please clarify.

16.	Comment: The staff previously commented on the minimum usage fee related to the TRS. The staff questioned why the usage fee was not considered by the Company to represent a commitment fee that should be included in the “Other Expenses” line in the Fees and Expenses table. The staff has reconsidered its position and does not believe the expense should be netted against any income or capital gains that the Company would be entitled to under the TRS.

Mary A. Cole

Sheila Stout

Division of Investment Management

February 25, 2015

Response:

The Company advises the Staff on a supplemental basis that pursuant to the terms of the TRS, no minimum usage fee has been charged for the 2014 fiscal year as such fees do not apply until March 21, 2015. Moreover, the Company hereby confirms that even if there were no grace period with respect to the minimum usage fee, the applicable threshold would have been satisfied for the fiscal year ended 2014, and the Company would not have paid any such minimum usage fee. The Company’s anticipated treatment of the minimum usage fee is based upon the fact that pursuant to the terms of the TRS, any such minimum usage fee is subject to a master netting arrangement between the Company and the counter party to the TRS. Pursuant to the netting arrangement, any such minimum usage fee would be netted against any other cash flows due to the Company relating to the TRS. As a result, any minimum usage fee would be included as one of a number of components that comprise the TRS, rather than a separate fee. The Company would view any liabilities associated with the TRS as an interest expense, similar to a standard credit facility. Accordingly, all TRS related expenses would be recorded as an interest expense. As of the date of this letter, the Company has not paid any expenses related to its investment activities under the TRS in light of the master netting arrangement. The Company does not believe it would be appropriate to include any minimum usage fee relating to the TRS as an “Other Expense” in the Fees and Expenses Table because the probability of the Company incurring any such expense is remote. The TRS continues to be one of the Company’s most efficient and cost effective forms of financing and the Company expects to expand on its use. Moreover, the likelihood of the master netting agreement failing to cover any such expenses is equally remote. In the unlikely event that the TRS does not produce any interest income, the Company would be responsible for covering any expenses associated with the TRS. The Company hereby undertakes to update the Fees and Expenses table to add an appropriate fee under the “Other Expenses” line item in the Fees and Expenses table should any unexpected circumstances that causes the Company to pay a minimum usage fee arise.

*        *        *

We have been advised by the Company that it acknowledges that:

•	it is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mary A. Cole

Sheila Stout

Division of Investment Management

February 25, 2015

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Payam Siadatpour at (202) 383-0278, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

Cc:	Steven B. Boehm
Payam Siadatpour